Mail Stop 3416

May 8, 2008

Richard Pietrykowski, Chief Executive Officer
Surface Coatings, Inc.
2010 Industrial Blvd, Suite 605
Rockwall, TX 75087

> **Re:** **Surface Coatings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 25, 2008**
> **File No. 333-145831**

Dear Mr. Pietrykowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Calculation of Registration Fee Table, page 2

1. Please correct the par value stated for your common stock.

Summary of Financial Data, page 2

2. Revise to label column heading for December 31, 2006 as "Restated," and revise total assets to agree with the amount presented on consolidated balance sheets on page 2 of financial statements as of December 31, 2007 and 2006.

Risk Factors, page 3

3. Revise all risk factors to delete September 30, 2007 and update to agree with
    accumulated deficit as of the most recent balance sheet date presented in the
    filing.

Dilution, pages 6 and 7

4. Revise to delete September 30, 2007 and update the financial information in the
    second and third paragraphs on page 6 as well as the information presented in
    both tables on page 7 to agree with the most recent balance sheet date presented in
    the filing.

Use of Proceeds, page 8

5. Your disclosure in last table on page 9 discloses that at the minimum level no
    amount will be used for a new office location. However, disclosure on page 10
    for location expansion states at minimum level $18,000 has been budgeted for
    office expansion. Please revise and reconcile table to agree with discussion of
    expansion here and elsewhere in the filing such as disclosure of building on page
    20 in management's discussion and analysis.

Description of Business, page 10

6. We note your response to comment 3 in our letter dated January 9, 2008 relating
    to the company being founded on 30 years of experience. It appears that your
    basis for that statement is the experience and involvement of Mr. Donahoe. If that
    is the case, please revise your disclosure here as well as the disclosure on page 23
    to make clear his involvement in the formation of the company since his role prior
    to September 30, 2007 appears to be limited to providing cash advances. In this
    regard, include in your discussion and indicate on page 22 that Mr. Donahoe
    spends of his time performing his duties as your officer/director. Please revise or
    advise.

7. We note your response to comment 4 in our letter dated January 9, 2008 The
    information, however, added in the last paragraph on page 10 is the same
    information as previously provided on page 17 of your last amendment. What is
    needed is information that gives some sense of your competitive position in
    theindustry.

8. Expand your discussion to indicate your intended operations for the next twelve
    months in the event you do not meet the minimum proceeds. In this regard,

indicate whether the minimum proceeds will satisfy your cash requirements or do you anticipate needing additional financing in the next six months.

9. We note the information you provided on your competitive conditions and customer accounts. Please expand this section to provide disclosure concerning the source of your customers and their general geographic location. Indicate whether they are primarily local contractors, manufacturers, individuals or internet sales. We further note that you refer to your business as being set up to serve "The Americas." If your business is primarily local, please revise accordingly.

Number of Employees, page 19

10. Indicate the percentage of time spent on the company's affairs by the President.

Management's Discussion and Plan of Operations, page 19

11. Revise your disclosure to provide a general discussion on how you anticipate the current economic environment will affect your business in the future. Discuss any specific business trends you have experienced or observed in 2007 and 2008 that you believe could impact your business in future periods. For further guidance, please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003. In this regard, please also clarify your disclosure in the last paragraph on page 20 to discuss trends relating to raw materials and what impact you anticipate changes in the prices of raw materials may have on your business in future periods.

12. We note your reference to the maximum funds of $248,000 being spent on inventory equipment and manufacturing personnel although your presentation on page 9 only refers to inventory purchases. Please revise or advise us.

13. We also note your references to specific size buildings and square footage to be obtained depending upon the proceeds. Please expand this discussion to indicate whether you have identified specific buildings and whether you have assured their availability later in the year.

Financing Needs, page 21

14. Your reference to "As noted above. . ." does not clearly explain the source of funds to meet your cash flow needs. Revise your disclosure to state where and how you will finance operations if the offering is not successful in raising the minimum amount of funds.

Interest of Management and Others in Certain Transactions, page 23

15. Indicate in the first paragraph whether Mr. Donahoe received his shares without cost.

16. Expand this section to indicate the repayment terms of each of the loans including any required interim payments and the amount of accrued interest. In addition, provide total amounts for Trinity Heritage Construction Partners, LLC.

Experts, page 26

17. Please revise your disclosure in both paragraphs to reflect the periods of the financial statements included in the current amendment.

Capitalization, page 26

18. Please revise your disclosure to present financial information as of the most recent balance sheet included in the current amendment.

Consolidated Financial Statements

Audited Consolidated Financial Statements – Fiscal Years Ended December 31, 2007 and 2006

19. We note that you have labeled certain financial information as being "restated" in response to comment 14 of our letter dated January 9, 2008. Please revise your disclosure in Note 9 to also include the 2005 balances that have been restated and also label the line item of the balances on the statement of changes in stockholders' deficit as of December 31, 2005 as "restated" since it appears the previously reported amounts have been revised, or explain to us why you do not believe it is appropriate to do so. Please remember that financial statements previously filed with the Commission are considered "issued" at the time they are filed in accordance with EITF D-86.

Report of Independent Registered Public Accounting Firm, page F-1

20. We note the revised audit report dated February 8, 2008 issued by your independent registered public accounting firm, The Hall Group, CPA's and response to comment 15 of our letter dated January 9, 2008. The revised audit report has several errors and omissions that require correction by your independent registered public accounting firm. First, the first sentence does not correctly state the dates of the financial statements for the two fiscal years being audited as well as the appropriate periods for each statement audited and included in the filing. For example, again we note that the statements of stockholders'

deficit have been included from July 19, 2005 (date of inception) to December 31, 2005, but that period is not stated in the audit report. Second, the first sentence in the second paragraph does not include the reference to "the United States" at the end of the sentence. Third, the first and only sentence in the third paragraph appears to be an incomplete sentence and missing some important words. Finally, the signature does not include the city and state for the office of your independent registered public accountant that issued the audit report. Please coordinate with your independent registered public accounting firm so that the appropriate revisions are made to the audit report that you include in the next amendment to the registration statement. For further guidance, reference should be made to the PCAOB standards for audit reports.

Notes to the Consolidated Financial Statements

Note 1 – Nature of Activities and Significant Accounting Policies

Nature of Activities, History and Organization, page 6

21. We note the unaudited balance sheets for Surface Armor and Surface Coatings as of February 15, 2007 provided with your response to comment 23 of our letter dated January 9, 2008. Please confirm that the financial statements you have provided are as of a date prior to the exchange transaction even though they are as of February 15, 2007, the date of the exchange transaction. Further, you disclose that Surface Armor had assets of $57,000 with equity of $19,500 at the time of the exchange transaction, but the financial statements you provided reflect assets of $47,900 and a deficit of $24,300. Please tell us why the amounts on the financial statements provided with your response differ from the amounts you disclose, or provide us with your response a copy of the separate balance sheets of Surface Armor, LLC and Surface Coatings, Inc. and their related statements of changes in equity (deficit) as of a date immediately prior to the exchange transaction along with a detailed explanation for each of the entries recorded to reflect the transaction so that we can complete our review of your accounting for the exchange transaction.

Significant Accounting Policies, page 7

22. We note your revised disclosure and response to comment 26 of our letter dated January 9, 2008 relating to your return policy. Please disclose the length of time a customer has from the date of purchase to return a product. When the right of return exists, paragraph 7 of SFAS 48 requires you to estimate each period based on historical experience the amount of future returns at the time you record the revenue. According to your disclosure, your policy of reducing revenue for the value of the original sales price in the period the product is returned does not comply with paragraph 7. Please revise your financial statements for the year

ended December 31, 2007 to reduce revenue for estimated returns to comply with paragraphs 7, 10 and 11 of SFAS 48, or explain to us and disclose the basis for your policy.   Refer also to SFAS 154.

<u>Note 3 – Due to Related Parties, page 11</u>

23. You discuss an amount of $20,000 as of December 31, 2006, but amount reflected on balance sheet as of that date is $25,525. Please revise your note disclosure to reconcile or explain amounts that agree with those reflected on the balance sheets as of the periods presented. Please also clarify the amount being referenced in the last sentence in the first paragraph which has been converted into a note. Revise your disclosure to clarify if the $26,967 reflected as of December 31, 2006 as accounts payable relates to the $26,954 classified as "Due to Related Parties" as of December 31, 2007.

<u>Note 4 – Notes Payable to Related Parties, page 11</u>

24. Please revise to disclose the balance of each note as of each period presented. Also disclose the portion of the total amount classified as long-term as of each period presented.

<u>Note 5 – Line of Credit, page 11</u>

25. Revise to disclose the balance for all periods presented.

<u>Note 10 – New Accounting Pronouncements, page 17</u>

26. We note your revised disclosure and response to comment 28 of our letter dated January 9, 2008. Please disclose if you adopted SFAS 157 and the impact you expect it will have on your financial statements. Refer to SAB Topic 11:M.

<u>Exhibit 10.1</u>

27. We note your response to comment 32 of our letter dated January 9, 2008. Please coordinate with your independent registered accounting firm to ensure that the consent filed includes a reference to all statements being presented in the filing and the related periods reflected in the revised audit report. For instance, the financial statements presented in the filing include a statement of changes in stockholders' deficit from July 19, 2005 (date of inception) to December 31, 2005. Please request your independent registered accountants to revise accordingly.

*   *   *   *   *   *

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: J. Hamilton McMenamy, Esq.
       Law Offices of J. Hamilton McMenamy, P.C.
       Via Facsimile